SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 1, 2003

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X         Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 1, 2003 re: Partner Communications Announces a Change in its Board of Directors.

Partner Communications Announces a Change in its Board of Directors
SIGNATURES

Partner Communications Announces a Change in its Board of Directors

Rosh Ha’ayin, Israel, July 1st, 2003 — Partner Communications Company Ltd. (NASDAQ, TASE: PTNR; London PCCD) announced that Mr. Avraham Bigger, an external director of Partner since February 2000, has tendered his resignation from Partner’s Board of Directors. Mr. Bigger was recently nominated as the Chairman of the Board of Directors of “Supersol”, the largest food retailer in Israel. He explained that the duties and responsibilities of the Supersol appointment prevent him from continuing to fulfill his role with Partner.

Mr. Canning Fok, the Chairman of the Board of Partner thanked Mr. Bigger for his service on the Board and for his most valuable contribution to the Company and wished him success in his new position.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 1.89 million subscribers in Israel. Partner subscribers can use roaming services in 117 destinations using 262 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://investors.partner.co.il

Contact:

Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel: +972-67-814151
Fax: +972-67-814161
E-mail:dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name:	Alan Gelman
Title:	Chief Financial Officer

Dated: July 1, 2003